

Mail Stop 3233

August 4, 2017

<u>Via E-mail</u>
Bruce D. Batkin
Chief Executive Officer
Terra Secured Income Fund 5, LLC
805 Third Avenue, 8th Floor
New York, New York 10022

> **Re: Terra Secured Income Fund 5, LLC**
> **Registration Statement on Form 10-12G**
> **Filed April 28, 2017**
> **File No. 000-55780**

Dear Mr. Batkin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Kim McManus
>
> Kim McManus
> Senior Counsel
> Office of Real Estate and
> Commodities